Exhibit 23.3

20, 22-25/F Landmark Building Tower 1, 8 Dongsanhuan Beilu, Chaoyang District,

Beijing, P. R. China, 100004

Tel: +86 10 6590 6639 Fax: +86 10 6510 7030

http://www.east-concord.com

April 29, 2025

To: Unitrend Entertainment Group Limited (the “Company”)

Dear Sir or Madam:

We are qualified lawyers of mainland China of the People’s Republic of China (the “PRC”, for the purposes of this opinion only, the PRC shall include the Hong Kong Special Administrative Region, and the Macau Special Administrative Region) and as such are qualified to issue this opinion on the laws and regulations of mainland China effective as of the date hereof.

We are acting as the PRC counsel to the Company in connection with (i) the proposed initial public offering (the “Offering”) of 3,000,000 ordinary shares (the “Ordinary Shares”) of the Company, as set forth in the Company’s registration statement on Form F-1 (File No. 333-280248), including all amendments or supplements thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, (ii) up to 450,000 Ordinary Shares, issuable upon the exercise of an over-allotment option granted to the underwriter(s) named in the underwriting agreement, (iii) warrants exercisable to purchase additional Ordinary Shares in an amount equal to 5% of the shares to be issued in the Offering, and (iv) the Company’s proposed listing of the Ordinary Shares on the NASDAQ Capital Market.

We hereby consent to the inclusion of our opinion and reference to our firm in the Registration Statement. This letter shall only be used for purpose of this Offering.

Yours faithfully,

/s/ East & Concord Partners
East & Concord Partners